

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

September 6, 2007

Stephen R. Kerrigan
Chairman of the Board and Chief
Executive Officer
Coinmach Service Corp.
303 Sunnyside Blvd., Suite 70
Plainview, New York 11803

**RE:      Coinmach Service Corp.**
**Preliminary Proxy Statement Schedule 14A**
**Filed August 7, 2007**
**File No. 001-32359**

Dear Mr. Kerrigan:

    We have reviewed your filing and have the following comments.  We have
limited our review to the applicability of Rule 13e-3 of the Exchange Act and related
matters.  Where indicated, we think you should revise your document in response to these
comments.  If you disagree, we will consider your explanation as to why our comment is
inapplicable or a revision is unnecessary.  Feel free to call us at the telephone numbers
listed at the end of this letter.

General

1.    Please provide a detailed legal analysis with respect to the applicability of
      Rule 13e-3 to the proposed transactions between Coinmach and the affiliates of
      Babcock & Brown, Spin Holdco and Spin Acquisition, in light of the staff's
      guidance in Section III.D.3 of the Current Issues and Rulemaking Projects Outline
      (November 14, 2000) ("where management of the issuer-seller that will be going
      private is essentially 'on both sides' of the transaction, the purchaser also may be
      deemed to be an affiliate of the issuer engaged in the transaction and, as a
      consequence, required to file on Schedule 13E-3") and the Manual of Publicly
      Available Telephone Interpretations, Going Private Rules and Schedule 13e-3,
      Interpretation P-3.  Your response should address, among other factors, your
      officers and directors' equity participation in Parent after the merger,
      representation of management on Parent's board, the senior management
      positions that your executive officers will hold at Parent (including the increased
      compensation those individuals will receive) and the transaction bonuses payable.

2.      Throughout the document, quantify the "certain portion" or the "certain number" of shares that Messrs. Kerrigan, Doyle, Stanky, Norniella and Chapman will exchange for "a certain number of shares" of common stock of Parent.  In an appropriate location in the proxy statement, indicate why their remaining shares will be purchased prior to completion of the merger.

Background of the Merger, page 24

3.      Revise the background section to summarize the substance of all material negotiations between the parties regarding "management arrangements," including the terms of the continuing officers' employment agreements, the terms of the Exchange Agreement and "management's obligations to assist Babcock & Brown in obtaining its debt and equity financing."

The Voting Agreement, page 86
Share Distribution and Exchange, page 87

4.      We note the discussion on page 87 relating to the share distribution and exchange. Please explain the reference to the exchange of Class A Common.  It appears that the Exchange Agreement contemplates only the exchange of Class B Common.

5.      Please clarify the formula under which the shares of Class B Common Stock will be distributed to the members of Coinmach Holdings.

The Exchange Agreement, page 89

6.      Disclose the post-transaction capitalization and relative ownership interests in Parent.  Quantify both individually and on an aggregate basis your officers' and directors' ownership in Parent.

7.      Please provide the staff with a copy of the Stockholders Agreement attached as Annex B to the Exchange Agreement.  We may have further comments after our review of the agreement.

                                        *       *       *       *

        Please respond to these comments by filing a revised preliminary proxy statement as appropriate.  When you respond, please furnish a cover letter that keys your responses to our comments.  If you believe that compliance with our comments is not appropriate, please provide the basis for your view in your response letter, which you should file electronically on EDGAR under the tag "CORRESP."  Please also note the location of any material changes made in the materials for reasons other than in response to specific staff comments.  Also, note the requirements of Rule 14a-6(h) of Regulation 14A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact John Zitko at (202) 551-3399 or me, at (202) 551-3810, with any other questions.

Sincerely,


Michele M. Anderson
Legal Branch Chief


cc:     Nazim Zilkha, Esq.
        White & Case
        Via Facsimile: (212) 354-8113